Item 27. Exhibit (d) ii.

Disability Benefit Rider
This rider provides a waiver benefit if the Annuitant becomes totally disabled. We discuss this benefit, and the rules that apply to it, in the provisions which follow.
Waiver Benefit

After the Annuitant has been totally disabled for six months and all the conditions of this rider are met, we will waive the normal purchase payments for this contract. We will also waive premiums for all riders this contract has. The normal purchase payments and rider premiums we will waive are:

•   Those which become due after the Annuitant has been totally disabled for six months; and

•   Those which were due during the first six months of total disability; and

•   Those which were due (except the first premium for any rider) during the 31 day period before disability began.

If any of these normal purchase payments or premiums have been paid to us, they will be refunded when the waiver benefit is allowed. The total amount of normal purchase payments due from the date the waiver benefit begins to the date it is allowed may exceed the purchase payments actually made during that period. If so, the excess will be credited as a purchase payment on the date the benefit is allowed.

The waiver benefit will not reduce the amount payable in any settlement of this contract. All rights and values will be the same as if the normal purchase payments and premiums had been paid. The only exception is that the frequency of the normal purchase payments, and rider premiums, cannot be changed while the Annuitant is totally disabled.

Exclusions

This rider does not cover:

•   Total disability directly caused by any willfully and intentionally self-inflicted injury; or

•   Total disability caused by war while the Annuitant is in the military forces of any country at war or in any civilian noncombatant unit serving with those forces. “War” includes undeclared war and any act of war. “Country” includes any international organization or group of countries; or

•   Any normal purchase payment or rider premium that is due before the Contract Anniversary Date nearest the Annuitant’s 10th birthday.

Total Disability

Total disability is an incapacity of the Annuitant which:

•   Is caused by sickness or injury; and

•   Begins while this rider and this contract are in force; and

•   For the first 24 months of any period of total disability, prevents the Annuitant from performing substantially all the duties of the Annuitant’s occupation. This occupation is the Annuitant’s usual work, employment, business or profession at the time disability began.

•   After total disability has continued for 24 months, prevents the Annuitant from engaging in any occupation the Annuitant is qualified to perform. That is, any work, employment, business or profession which the Annuitant is reasonably qualified to do based on education, training or experience.

Example: You are a full-time surgeon. You receive an injury to your hands that prevents you from performing surgery, but you can carry on a general medical practice. For the first 24 months your occupation is surgeon. After that time your occupation will be any that you are reasonably

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qualified to do based on your education, training or experience. Since you can carry on a general medical practice, we would no longer consider you to be totally disabled.

For some conditions, we consider the Annuitant to be totally disabled even if the Annuitant is able to work. These conditions are the total loss of sight of both eyes, or the total loss of use of both hands, or both feet, or one hand and one foot. Any of these will be total disability as long as the loss continues.

Until the Annuitant reaches an age at which formal education may be legally ended, occupation means attendance at school.

Recurrent Disabilities

A period of total disability due to the same or related cause as that of an earlier period of total disability may be considered to be a continuation of the earlier period. This depends on how much time has passed from the end of the earlier period to the date the current total disability began. If less than 30 days have passed, we will consider it to be a continuation of the earlier period. If 30 days or more have passed, we will consider it to be a new period of total disability.

Example: You were totally disabled for 10 months because of a severe knee injury. Two weeks after you recover, your knee fails and you are totally disabled again. We consider this to be a continuation of the earlier period of total disability.

Notice of Claim

Notice of claim means notice to us at our Home Office that the Annuitant is totally disabled and that a claim may be made under this rider. We require that this notice be in writing and that it identify the Annuitant. Notice given by or for the Owner shall be notice of claim.

There are two time limits for giving notice of claim. First, no benefit will be allowed unless this notice is given to us while the Annuitant is living and during the continuance of total disability. Second, no purchase payment or premium will be waived if its d e date was more than one year before we were given the notice. However, there is one exception to each of these time limits. That is, if it was not reasonably possible to give us notice of claim within the time limit, the delay will not reduce the benefit if notice is given as soon as it is reasonably possible to do so.

Proof Of Claim

Before the waiver benefit is allowed, proof of claim must be given to us at our Home Office. Proof of claim means satisfactory written proof that:

•   The Annuitant is totally disabled; and

•   Total disability began while this rider and this contract were in force; and

•   Total disability began before the Contract Anniversary Date nearest the Annuitant’s 65th birthday; and

•   Total disability has continued for six months.

We have forms which are to be used to make a claim. They will be sent promptly upon request. As part of the proof of claim, we have the right to require that the Annuitant be examined by a physician chosen by us.

Proof of claim must be given to us within certain time limits. These are discussed in the provision which follows.

When Proof Of Claim Must Be Made	Proof of claim must be received at our Home Office while the Annuitant is living and during the continuance of total disability. Also, it must be received within one year after the earliest of:

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•   The Contract Anniversary Date nearest the Annuitant’s 65th birthday.

•   Maturity or termination of the contract.

•   Termination of this rider.

However, if it was not reasonably possible to give us proof of claim on time the delay will not reduce the benefit if proof is given as soon as it is reasonably possible to do so.

Proof Of Continued Disability

During the first two years after proof of claim is received, we may require satisfactory proof of continued disability at reasonable intervals. After two years, we may require proof not more than once a year. As part of this proof, we have the right to require an examination of the Annuitant by a physician chosen by us.

This proof will not be required after the Contract Anniversary Date nearest the Annuitant’s 65th birthday, if total disability began before the Contract Anniversary Date nearest the Annuitant’s 60th birthday.

When Waiver Ends

The waiver benefit will end when any of the following occurs:

•   The Annuitant is no longer totally disabled; or

•   Satisfactory proof of continued total disability is not given to us as required; or

•   The Annuitant refuses or fails to have an examination we require; or

•   The day before the Contract Anniversary Date nearest the Annuitant’s 70th birthday, if total disability began on or after the Contract Anniversary Date nearest the Annuitant’s 60th birthday.

When Premiums Are Due	Premiums for this rider are payable in advance to the date shown on the Schedule Page. They are payable at the frequency shown.
Grace Period

After the first premium for this rider has been paid, we allow a 31 day grace period to pay each following premium. This means that each premium after the first can be paid within 31 days after its due date. During this grace period the rider remains in force. If a premium is not paid by the end of this grace period, the rider will lapse and terminate as of the premium due date.

Reinstatement

After this rider has lapsed, it may be reinstated - that is, put back in force. Reinstatement must be made within five years after the date of lapse and during the Annuitant’s lifetime. Further requirements depend on when this rider is reinstated.

Prompt Reinstatement - This is reinstatement within 31 days after the end of the grace period. Evidence of insurability is not required. All overdue premiums must be paid.

Later Reinstatement - This is reinstatement more than 31 days after the end of the grace period. Evidence of insurability satisfactory to us is required. All overdue premiums must be paid with interest from their due dates to the date of reinstatement. Interest will be at an annual rate of 6% and will be compounded annually.

Rider Part Of Contract

This rider is made a part of this contract as of the Issue Date of this rider in return for the application and the payment of premiums for this rider. Those premiums are shown on the Schedule Page. All the provisions of this contract apply to this rider, except for those that are inconsistent with this rider.

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Cancellation Of This Rider

This rider may be cancelled by a written request. Cancellation will take effect on the date we receive the written request at our Home Office. We will refund a pro rata part of any premium paid for this rider beyond that date.

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

[ ABC ]                                                   [ ABC ]

[SECRETARY]                                      [PRESIDENT]

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